Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Gulf Island Fabrication, Inc. for the registration of up to $200,000,000 in aggregate offering price of its common stock, preferred stock, debt securities, warrants, rights and units and to the incorporation by reference therein of our reports dated March 2, 2017, with respect to the consolidated financial statements of Gulf Island Fabrication, Inc., and the effectiveness of internal control over financial reporting of Gulf Island Fabrication, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

November 17, 2017